Exhibit (a)(5)(ii)

Dura Automotive	2791 Research Drive	Tel. (248) 299-7500
Systems, Inc	Rochester Hills, MI 48309-3575	Fax (248) 299-7501

July 10, 2003

William J. McGinley Trust

Jane McGinley, co-trustee	Bank One, successor co-trustee
c/o Louis S. Harrison	c/o Mike Lahti, VP and Trust Officer
Lord, Bissel & Brook	120 South LaSalle Street
115 South LaSalle Street	Suite IL One-1245
Chicago, IL 60603	Chicago, IL 60603

Jane R. McGinley Trust

Jane McGinley, trustee
c/o Louis S. Harrison
Lord, Bissel & Brook
115 South LaSalle Street
Chicago, IL 60603

Dear Trustee:

Please allow me to introduce myself. I’m Larry Denton, the Chief Executive Officer of Dura Automotive Systems, Inc. As you are likely aware, Dura has made a $23 per share tender offer for all Class B shares of Methode Electronics, Inc. We would have welcomed the opportunity to discuss our proposal with you prior to making our offer, but I am sure you understand our ability to do that was affected by the agreement that you have entered into with Methode.

Clearly the beneficiaries of the trust of which you are the trustees are in a position to benefit financially from our all-cash offer, which is 15% higher than the offer proposed to be made by Methode, fully financed, and capable of being completed promptly.

If our offer is successful, I assure you that Dura will endeavor to preserve the culture of Methode and help it to flourish as a public company. Importantly, our offer permits Methode to retain approximately $20 million in cash that it would have spent to purchase the Class B shares, which could better be used to fund its growth. Specifically, Methode could use these resources to invest in research that will help migrate its business into more advanced areas of electronics. We believe this evolution is critical for Methode’s long-term health.

In our view, Methode is at a crossroads. The company’s current dependence on its switch product lines will become increasingly risky as these products become progressively more commoditized and susceptible to competition from lower-cost providers in countries such as China. In order to grow profitably in the future, Methode needs to find a way to distinguish itself in the marketplace by offering top-of-the-line electro-mechanical products. This is where Dura could help.

Dura brings to the table best-in-class engineering and production capabilities, a global customer base, industry credibility, safety certification, and market access. Dura’s parts can be found on virtually all cars and trucks in the world. We believe that a strategic partnership with Methode will provide opportunities for Methode to expand its customer base and increase its access to global markets, strengthen its existing supply relationship with us and accelerate its product development efforts with respect to sensors, electronic throttle controls and electronic control units.

Dura Automotive	2791 Research Drive	Tel. (248) 299-7500
Systems, Inc	Rochester Hills, MI 48309-3575	Fax (248) 299-7501

We strongly believe that our desire to partner with Methode to create long-term prosperity would benefit all of its constituencies, including shareholders, customers, employees, and communities. Because this transaction has the potential to improve Methode’s long-term prospects, we believe it will be of interest to the McGinley family interests and to Methode’s other shareholders.

We would welcome the opportunity to meet with you to expand on our thoughts and answer any questions you may have. We are amenable to meeting with or without attorneys or other advisors wherever it is convenient for you to do so.

Yours sincerely,

/s/ Larry A. Denton

Larry A. Denton

President and CEO

cc:	James W. McGinley 7444 West Wilson Avenue Chicago, IL 60706-4548 Roy Van Cleave, Esq. 65 W. Jackson Blvd. Chicago, IL 60604-3598